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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934

                               (Amendment No. 1)*


                             RMD TECHNOLOGIES, INC.
                                (Name of Issuer)


                                  Common Stock
                         (Title of Class of Securities)


                                   749633103
                                 (CUSIP Number)


                               February 25, 2011
            (Date of Event Which Requires Filing of This Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

    Rule 13d-1(b)
 X  Rule 13d-1(c)
    Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 749633103.




1. Names of Reporting Persons.
 I.R.S. Identification Nos. of above persons (entities only).
 Herbert John Gorden
.................................................................................

2. Check the Appropriate Box if a Member of a Group (See Instructions)

 (a)

 (b) X
.................................................................................

1 SEC Use Only
.................................................................................

2 Citizenship or Place of Organization  USA


Number of            5. Sole Voting Power   4,523,524
Shares Bene-
ficially by          6. Shared Voting Power   N/A
Owned by Each
Reporting            7. Sole Dispositive Power   4,523,524
Person With:
                     8. Shared Dispositive Power   N/A

1 Aggregate Amount Beneficially Owned by Each Reporting Person   4,523,524

2 Check if the Aggregate Amount in Row (9) Excludes Certain Shares X

3 Percent of Class Represented by Amount in Row (9)   8.5%

4 Type of Reporting Person (See Instructions)  IN

Item 1.

 RMD Technologies, Inc.
 688 Rancheros Dr. Ste A
 San Marcos, CA 92069

Item 2.

 (a) Herbert J. Gorden
 (b) 1267 La Media St. San Diego, CA 92154
 (c) United States
 (d) Common Stock
 (e) 749633103

Item 3. If this statement is filed pursuant to ss.ss.240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

     Inapplicable

Item 4. Ownership.

 (a) Amount beneficially owned: 4,523,524
 (b)Percent of class:  8.5%
 (c) Number of shares as to which the person has:
 (i) Sole power to vote or to direct the vote 4,523,524
 (ii) Shared power to vote or to direct the vote  Inapplicable
 (iii) Sole power to dispose or to direct the disposition of   4,523,524
 (iv) Shared power to dispose or to direct the disposition of   Inapplicable

Item 5.  Ownership of Five Percent or Less of a Class

      If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ___

Instruction: Dissolution of a group requires a response to this item.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

     Inapplicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

     Inapplicable

Item 8.  Identification and Classification of Members of the Group

     Inapplicable

Item 9.  Notice of Dissolution of Group

     Inapplicable

Item 10. Certification

     (a) Inapplicable

     (b) The following certification shall be included if the statement is filed pursuant to ss.240.13d-1(c):

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                   SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



/s/ Herbert J. Gorden
    ----------------------
    Herbert J. Gorden


Date April 18, 2011